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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
         SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934.

                             (AMENDMENT NO.      )

                               TECHNISOURCE, INC.
                           (Name of Subject Company)

                               TECHNISOURCE, INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   878553106
                     (CUSIP Number of Class of Securities)

                                C. SHELTON JAMES
                            CHIEF EXECUTIVE OFFICER
                               TECHNISOURCE, INC.
                     1901 W. CYPRESS CREEK ROAD, SUITE 202
                         FT. LAUDERDALE, FLORIDA 33309
                                 (954) 493-8601
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

                                WITH COPIES TO:

                              STEVEN SONBERG, ESQ.
                              RODNEY H. BELL, ESQ.
                              HOLLAND & KNIGHT LLP
                              701 BRICKELL AVENUE
                                   SUITE 3000
                              MIAMI, FLORIDA 33131
                                 (305) 374-8500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

NAME AND ADDRESS

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Technisource, Inc. (the "Company"). The address of the principal executive offices of the Company is 1901 W. Cypress Creek Road Suite 202, Fort Lauderdale, FL 33309. The telephone number for the principal executive office is (954) 493-8601.

SECURITIES

     The title of the class of securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). As of June 17, 2002, there were 10,406,633 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

NAME AND ADDRESS

     The name, address and telephone number of the Company, which is the person filing this Statement and is also the subject company, are set forth under the caption Item 1. "Subject Company Information -- Name and Address" above.

TENDER OFFER AND MERGER

     This Statement relates to the tender offer by IM Merger Corp. ("Purchaser"), a Florida corporation and wholly-owned subsidiary of IM Acquisition, Inc. ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent (the "Schedule TO") with the United States Securities and Exchange Commission (the "SEC") on June 18, 2002, to purchase all of the outstanding shares of Common Stock at a purchase price of $4.00 per share, net to the seller in cash (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer"). As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 2300 Cottondale Lane Suite 250, Little Rock, Arkansas 72202.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 10, 2002, among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of Florida law, Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent.

     In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by the Company, any subsidiary of the Company, Parent or Purchaser or any other wholly-owned subsidiary of Parent), which shall be canceled, will, by virtue of the Merger and without any action on the part of the holders of Common Stock, be converted into the right to receive the Offer Price, in cash, less any required withholding taxes and without interest, upon surrender of the certificate(s) formerly representing such shares of Common Stock. The Merger Agreement is more fully described in Section 12 -- "Transaction Agreements -- the Merger Agreement" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and incorporated by reference.

     In addition to the Merger Agreement, the Company has entered into a shareholders agreement, dated June 10, 2002 (the "Shareholders Agreement"), among Parent, Purchaser, and Joseph W. Collard, James F. Robertson and certain entities that hold Shares beneficially owned by Joseph W. Collard and James F. Robertson (the "Founding Shareholders"). The Founding Shareholders collectively hold approximately 57% of the outstanding Shares on a fully diluted basis. Under this agreement, the Founding Shareholders have
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agreed: (i) until the earlier of (a) the Effective Time or (b) the termination of the Merger Agreement, to vote their Shares in favor of the approval of the Merger Agreement and any other matter necessary to the consummation of the matters discussed in the Merger Agreement, and to vote their Shares against any Company Takeover Proposals (as defined in the Merger Agreement), in any vote or written consent taken by the Company; (ii) to tender their Shares in the Offer and not to withdraw such Shares; and (iii) to grant to Parent an option to purchase all of their Shares at a purchase price of $4.00 per Share, exercisable at any time after the Acceptance Date (as defined in the Offer to Purchase) until the earlier to occur of (a) the Effective Time or (b) the termination of the Merger Agreement. The Shareholders Agreement terminates upon any termination of the Merger Agreement, unless Parent is contesting such termination, in which case it remains in effect until such contest is resolved. For purposes of the Offer and as used herein, "on a fully diluted basis" means, as of any date, the number of shares of Common Stock issued and outstanding, together with the shares of Common Stock that may be issued by the Company pursuant to warrants, options, rights or obligations outstanding at that date, whether or not vested or then exercisable. The Shareholders Agreement is more fully described in
Section 12 -- "Transaction Agreements -- Other Arrangements" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and incorporated by reference.

     The Company has also entered into a Stock Option Agreement between the Company and Parent, dated June 10, 2002, pursuant to which the Company has granted to Parent the option to purchase a number of Shares equal to 19.9% of the outstanding Shares on the date the option is exercised, at a purchase price of $4.00 per share (the "Stock Option Agreement"). Parent may exercise this option only in the event that (i) the Purchaser has accepted for payment pursuant to the Offer Shares constituting more than 60% but less than 80% of the Shares then outstanding on a fully diluted basis, and (ii) the exercise of the option would result in the Purchaser holding Shares representing 80% or more of the Shares then outstanding on a fully diluted basis. The Stock Option Agreement terminates on the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement. The Stock Option Agreement is more fully described in Section 12 -- "Transaction Agreements -- Other Arrangements" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and incorporated by reference.

     Copies of the Merger Agreement, the Shareholders Agreements and the Stock Option Agreement (collectively, the "Transaction Agreements") are filed herewith as Exhibits (e)(1), (e)(2) and (e)(3), respectively, and incorporated herein by reference. Copies of (i) the joint press release issued by the Company and Parent on June 11, 2002, (ii) the Letter to Company employees and Technical Consultants issued by the Company on June 11, 2002, (iii) the letter to Company customers issued by the Company on or about June 11, 2002, (iv) the key messages regarding the Transaction, and (v) an email from the Company's Chief Executive Officer to all Company employees are filed herewith as Exhibits (a)(3) through
(a)(6), respectively, and incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Parent and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates.

THE TRANSACTION AGREEMENTS

     The summaries of the Transaction Agreements and the description of the conditions of the Offer are contained in Section 12 -- "Transaction
Agreements -- the Merger Agreement" and "Other Arrangements" and Section
14 -- "Certain Conditions of the Offer" of the Offer to Purchase, which is filed herewith as
                                        2
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Exhibit (a)(1) and incorporated herein by reference. Such summaries and descriptions are qualified in their entirety by reference to the Transaction Agreements, which are filed herewith as Exhibits (e)(1), (e)(2) and (e)(3) and incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

     On December 14, 2001, Parent and the Company entered into a confidentiality agreement in connection with Parent's evaluation of the Company and the Company's provision of certain information to Parent (the "Confidentiality Agreement"). The Confidentiality Agreement is filed herewith as Exhibit (e)(9) and incorporated herein by reference.

NONCOMPETITION AGREEMENTS

     Prior to the execution of the Merger Agreement, Parent and the Company entered into noncompetition agreements (the "Noncompetition Agreements") with Joseph W. Collard, the Company's Chairman of the Board, C. Shelton James, the Company's Chief Executive Officer, James F. Robertson, the Company's President and Chief Operating Officer, and Andrew C. Hill, the Company's Chief Financial Offer. The summary of the Noncompetition Agreements contained in the Section
12 -- "Transaction Agreements -- Other Arrangements" of the Offer to Purchase is incorporated herein by reference. The summary of the Noncompetition Agreements contained in the Offer to Purchase, which describes the material terms of such agreements, is qualified by reference to the Noncompetition Agreements, which are filed herewith as Exhibits (e)(4), (e)(5), (e)(6) and (e)(7) and are incorporated herein by reference.

INTERESTS OF CERTAIN PERSONS

     Certain members of the Company's management and the Board of Directors of the Company (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

EFFECT OF THE MERGER ON EMPLOYEE BENEFIT PLANS AND STOCK PLANS

     The Merger Agreement provides that the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans (as defined in the Merger Agreement)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding vested Company Stock Options (as defined in the Merger Agreement) granted before the date of the Merger Agreement under any Company Stock Plan to provide that each such vested Company Stock Option outstanding immediately prior to the Acceptance Date shall be canceled in exchange for a cash payment by the Company as soon as practicable following the first acceptance for payment of Shares pursuant to the Offer of an amount equal to (i) the excess, if any, of (x) the highest price per Share to be paid pursuant to the Offer over (y) the exercise price per Share subject to such Company Stock Option, multiplied by (ii) the number of Shares issuable pursuant to the unexercised portion of such Company Stock Options. The Company has agreed to use its best efforts to obtain all consents of the holders of Company Stock Options as shall be necessary to effectuate the foregoing. At Parent's request, payment may be withheld in respect of any Company Stock Option until all necessary consents with respect to such Company Stock Option are obtained.

     The Merger Agreement provides that the Company Stock Plans shall terminate as of the Effective Time, and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a Company Stock Option or any participant in any Company Stock Plan or other Company Benefit Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation in the Merger.

     The aggregate value of vested Company Stock Options (based on the difference between $4.00 and the per share exercise price of such Company Stock Options), held by each of the Company's directors and
                                        3
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executive officers, as of June 17, 2002, is approximately $100,538. The aggregate value of unvested Company Stock Options (based on the difference between $4.00 and the per share exercise price of such Company Options), held by each of the Company's directors and executive officers, as of June 17, 2002, is approximately $745,568, of which options with a value of $651,275 will become vested upon a change in control.

     From and after the Control Date (as defined in the Offer to Purchase) and the Effective Time, Parent is required to cause the Company or the surviving corporation in the Merger, as applicable, to honor in accordance with their respective terms (as in effect on the date of the Merger Agreement), all the Company's employment, severance and termination agreements, plans and policies disclosed in the Company's Disclosure Schedule to the Merger Agreement including any change in control provisions contained therein. The Merger Agreement further provides that with respect to any "employee benefit plan", as defined in Section 3(3) of ERISA, maintained by Parent or any of its subsidiaries (including any severance plan), for all purposes, including determining eligibility to participate and vesting, service with the Company or any of its subsidiaries shall be treated as service with Parent or any of its subsidiaries; provided that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

INDEMNIFICATION AND INSURANCE

     Parent and the Purchaser have agreed in the Merger Agreement that Parent shall, to the fullest extent permitted by law, cause the Company (from and after the Control Date) and the surviving corporation in the Merger (from and after the Effective Time) to honor all the Company's obligations to indemnify, defend and hold harmless (including any obligations to advance funds for expenses) the current and former directors and officers of the Company and its subsidiaries against all losses, claims, damages or liabilities (including reasonable attorney's fees) arising out of acts or omissions by any such directors and officers occurring prior to the Effective Time to the maximum extent that such obligations of the Company exist on the date of the Merger Agreement, whether pursuant to the Company's charter, the Company's by-laws, the BCA (as hereinafter defined), individual indemnity agreements or otherwise, and such obligations shall survive the Merger. The Merger Agreement also provides that from and after the Control Date for a period of six years after the Effective Time, Parent shall cause to be maintained in effect, at no cost to the insureds thereunder, the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date hereof by the Company for such insurance (such 150% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium.

REPRESENTATION ON THE BOARD

     The Merger Agreement provides that, subject to compliance with applicable law, including Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly upon the first acceptance for payment of, and payment by Purchaser for, any Shares of Company Common Stock pursuant to the Offer:

          - All current directors of the Company, other than C. Shelton James, will resign.

          - Purchaser will be entitled to designate four directors to the Company Board ("Purchaser Designees).

                                        4
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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD

     At a meeting held on June 4, 2002, the members of the Company's Board of Directors unanimously:

          - determined that the terms of the Merger Agreement, the Offer and the Merger were fair to, and in the best interests of, the Company and its shareholders, and declared that the Offer and the Merger are advisable;

          - approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Stock Option Agreement and the Shareholders Agreement; and

          - recommended (subject to the further exercise of its fiduciary duties) that the Company's shareholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if necessary under the Florida Business Corporation Act ("BCA"), approve and adopt the Merger Agreement and the Merger.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

BACKGROUND

     On July 11, 2001, the Company received an unsolicited proposal letter from a third party regarding a potential strategic transaction involving the Company. The directors engaged in discussions with the Company's outside counsel, Holland & Knight LLP, regarding the fiduciary responsibilities of the Board in connection with its strategic alternatives.

     At a meeting held on July 26, 2001, the Board considered the proposal letter the Company received from the third party. The Board discussed the need to consider the benefits and risks to the Company's shareholders of accepting or rejecting the third party proposal letter, and discussed the future prospects for the Company and potential new lines of business for the Company. The Board also discussed alternatives that the Board might consider in the event that it determined not pursue the proposal made by the third party. The Board determined to engage an investment banking firm to assist the Board in evaluating the strategic alternatives for the Company. The Board also requested that the Company's two largest shareholders meet with representatives of the third party to discuss the proposal letter and the prospects for establishing a strategic relationship with the third party. The Board established an independent Finance Committee to consider the third party proposal letter and other strategic alternatives that may become available to the Company.

     After interviewing representatives of several investment banking firms, at a meeting held on August 23, 2001, and based on presentations made by the various firms and the need for independence and impartiality on the part of any bankers participating in the process of evaluating strategic alternatives for the Company, the Finance Committee determined that Raymond James & Associates, Inc. ("Raymond James") would be the best firm to provide investment banking services to the Company and to establish a fair process for the Finance Committee to consider strategic transactions.

     In August 2001, the third party that had submitted the proposal letter to the Company requested that the Company enter into an exclusivity arrangement with the third party pursuant to which the Company would agree not to solicit or consider other business combination transactions for a period of time. At a meeting of the Finance Committee held on August 29, 2001, the Finance Committee discussed the third party's request for an exclusivity arrangement. Holland & Knight discussed with the members of the Finance Committee their fiduciary responsibilities in connection with this type of strategic transaction, and representatives from Raymond James discussed the merits of the transaction proposed by the third party. Based on the advice and recommendations of the Finance Committee's professional advisors, the Finance Committee determined not to enter into an exclusivity arrangement with the third party, but, instead, to establish a fair and deliberative process to seek and consider other proposals for strategic transactions involving the Company.

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     On August 31, 2001, the Board approved a process for seeking and considering proposals for strategic transactions involving the Company, which process was to be managed by Raymond James. In approving and establishing this process, the Board considered, among other things, a presentation by Holland & Knight regarding the fiduciary duties of the Board members and the legal standards applicable to the Board's decision making process in this regard.

     At a meeting of the Finance Committee held on September 4, 2001, Raymond James presented the Finance Committee with 18 companies that Raymond James identified, based on a variety of factors, including their familiarity with the business in which the Company operated and financial ability to consummate a transaction with the Company, as being the most likely candidates to engage in a strategic transaction with the Company. The Finance Committee authorized Raymond James to solicit proposals from these companies.

     On September 19, 2001, Raymond James reported to the Finance Committee on the results of its solicitation of interest from potential candidates for a strategic transaction. Raymond James reported that it had received non-binding, written indications of interest from several companies. Raymond James advised the Finance Committee that the written indications of interest for the Company ranged from approximately $2.00 per share to approximately $4.00 per share. One of the written indications of interest was submitted by Charlesbank Capital Partners, LLC, an affiliate of one of the significant investors in Parent, offering to purchase all of the shares of the Company's stock for $2.00 to $3.00 per share in cash. The original third party that sent the Company a proposal letter reiterated its proposal to acquire all of the shares of the Company's stock for $3.75 per share in cash. The Finance Committee approved providing all of the interested companies until October 5, 2001, to make a formal proposal to the Company for a strategic transaction. The Finance Committee also determined to reject a proposal to enter into an exclusivity arrangement with the original third party.

     On September 26, 2001, Raymond James advised the Finance Committee that Charlesbank Capital Partners, LLC had withdrawn its proposal after being advised that it was not competitive with other proposals being considered by the Finance Committee.

     On October 9, 2001, the Board determined, based upon a recommendation by the Finance Committee, that the third party proposal to acquire all of the outstanding shares of the Company's stock for $3.75 per share in cash was the best offer received by the Company. The Board approved entering into an exclusivity arrangement with the third party.

     In November 2001, the third party notified the Company that it was no longer interested in acquiring the Company.

     On December 3, 2001, the Chief Executive Officer of IntelliMark, Stephen Bova, contacted Joseph W. Collard, the Chairman of the Board of Directors of the Company, to discuss the results of the Company's process for soliciting proposals for strategic transactions.

     On December 14, 2001, Mr. Bova and Mr. James, the Company's Chief Executive Officer, scheduled a meeting between senior executives and representatives of Parent and the Company to be held on December 19, 2001 at the New York City offices of Charlesbank Capital Partners, LLC. On the same day, Parent and the Company entered into a nondisclosure and nonsolicitation agreement.

     On December 19, 2001, representatives of Parent and the Company met in New York City. The Company presented an overview of its operations and provided summary financial information to Parent.

     At a Board meeting held on January 16, 2002, the Board discussed a proposal letter it had received from Parent. The Board determined that it was in the best interests of the Company and its shareholders for management to discuss with Parent the terms of its proposal letter to determine whether better terms could be obtained.

     At a meeting held on February 17, 2002, the Board discussed a revised proposal letter from Parent, which indicated that Parent was interested in purchasing all of the shares of the Company's stock for $3.90 per share in cash. Raymond James reviewed with the Board the proposal by Parent and the valuation methodologies it
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expected to utilize in evaluating the consideration to be received in such a transaction. Raymond James also provided a current update of its previous financial analyses regarding the Company on a stand-alone going-concern basis. The Board then discussed with Holland & Knight its fiduciary responsibilities in the context of the proposal from Parent. The Board engaged in a detailed discussion regarding the proposal from Parent and discussed the relative merits of remaining an independent public company. Following this discussion, the Board authorized management and its advisors to enter into a letter agreement with Parent regarding the proposed transaction. On February 20, 2002, Parent and the Company entered into a letter agreement in which Parent proposed to acquire all of the shares of Company stock for $3.90 per share in cash.

     At meetings held on April 5, 2002 and April 11, 2002, the Board considered the terms of the proposed transaction with Parent in light of the improved financial performance and results of operations of the Company since the end of 2001. After discussing the Company's recent financial performance and projected financial results with Raymond James, the Board determined, at the April 11 meeting, to propose that Parent increase the purchase price for the shares of the Company stock to $4.15 per share in cash.

     On April 23, 2002, the Board met to discuss an unsolicited indication of interest that Raymond James had received from a third party. The indication of interest from the third party was for the purchase of all of the shares of the Company's stock at a per share price that was approximately the same as that which was proposed by Parent, and a portion of the purchase price to be paid in stock of the third party. Raymond James advised the third party that the Company was unable to discuss its indication of interest due to its existing contractual arrangements with Parent.

     On April 28, 2002, the Company received a letter from Parent indicating that Parent and Purchaser were prepared to increase the per share purchase price to $3.98. On May 3, 2002, the Board met to consider the increase in the proposed per share purchase price. Raymond James advised the Board regarding its evaluation of the revised per share purchase price, and the Board determined to respond to Parent's letter by proposing that Parent pay a purchase price of $4.00 per share.

     At a meeting held on May 13, 2002, the Board determined to pursue a proposed transaction with Parent at the $4.00 per share purchase price and authorized the Company to enter into a letter agreement with Parent including the $4.00 per share purchase price and finalizing outstanding diligence matters.

     Prior to June 4, 2002, Holland & Knight distributed to each of the members of the Board a draft of the Merger Agreement and other related materials and documents, and Raymond James distributed to each of the members of the Board a draft of its fairness opinion and certain related materials in connection with the transaction with Parent.

     At a meeting held on June 4, 2002, the Board considered the relative merits of the proposed transaction with Parent versus remaining an independent public company. Holland & Knight made a presentation regarding the Board's fiduciary duties in the context of the proposed transaction and then reviewed with the Board the terms of the proposed Merger Agreement and the related transaction documents as negotiated with Parent and Parent's legal counsel. Raymond James reviewed with the Board its financial analysis of the consideration payable in the transaction and rendered to the Board a written opinion dated June 4, 2002 (which opinion was updated by delivery of a written opinion dated June 10, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $4.00 per share cash consideration to be received in the transaction by holders of the Company's common stock was fair, from a financial point of view, to such holders. The Board then engaged in a general discussion with respect to the merits of the proposed transaction.

     After thorough discussion, the Board approved and authorized the Merger Agreement with Parent. The Merger Agreement was executed by the Company and Parent on the evening of June 10, 2002, and publicly announced the following day.

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REASONS FOR THE BOARD'S RECOMMENDATION

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

          - the financial condition, results of operations and businesses of the Company, on both a historical and prospective basis;

          - the Company's future prospects and alternatives available to the Company as a stand-alone enterprise;

          - the present and prospective value of the Company as a going-concern;

          - current industry, economic and market conditions and historical market prices;

          - price to earnings multiples and recent trading patterns of the Common Stock;

          - market prices and financial data relative to other companies engaged in the same or similar businesses as the Company and the prices and other terms of recent acquisition transactions in the Company's industry;

          - certain challenges facing the Company, including competition in each part of the Company's business from other industry participants;

          - the relationship of the Offer Price to the historical market prices of the Common Stock, including (i) that the Offer Price represents a 43.4% premium over the closing price of the Common Stock on the trading day immediately preceding the announcement of the Transaction, (ii) that the Offer Price represents a 115.7% premium over the average closing price for the Common Stock of $1.85 during the 12-month period ended June 4, 2002, and (iii) that the Common Stock had traded in the range of $1.44 to $2.80 during the 12-month period ended June 4, 2002;

          - the results of the process that had been conducted by the Board, with the assistance of management and the Company's financial and legal advisors, to evaluate the Company's strategic alternatives;

          - presentations by, and discussions with, senior management of the Company and representatives of the Company's financial and legal advisors regarding the Transaction;

          - the fact that the Merger Agreement provides for a prompt cash tender offer for all outstanding shares of Common Stock to be followed by the Merger at the same cash price per share, thereby enabling the Company's shareholders to obtain the benefits of the Transaction at the earliest possible time;

          - the form of consideration to be paid to the Company's shareholders pursuant to the Offer and the Merger, and the certainty of value of cash consideration;

          - that the Offer is conditioned on the holders of at least two-thirds of the issued and outstanding Common Stock on a fully-diluted basis tendering their shares in the Offers, and that each of Joseph W. Collard and James F. Robertson would enter into agreements to tender in the Offer an aggregate of approximately 65% of the issued and outstanding Common Stock (approximately 57% on a fully diluted basis), subject to certain terms and conditions;

          - the financial presentation of Raymond James and the opinions dated June 4, 2002 and June 10, 2002 of Raymond James as to the fairness, from a financial point of view and as of such date, of the $4.00 per share cash consideration to be received in the Transaction by holders of Common Stock. The full text of Raymond James written opinion, dated June 10, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Raymond James, is attached hereto as Annex A and is incorporated herein by reference. THE OPINION OF RAYMOND JAMES IS DIRECTED ONLY TO THE

         FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE $4.00 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE TRANSACTION BY HOLDERS OF COMMON STOCK AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER SHARES OF COMMON STOCK PURSUANT TO THE OFFER, VOTE IN FAVOR OF OR CONSENT TO, IF NECESSARY, THE MERGER, OR AS TO ANY OTHER ACTIONS TO BE TAKEN BY SUCH SHAREHOLDER IN CONNECTION WITH THE OFFER OR THE MERGER. HOLDERS OF COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

          - that the Offer and the Merger would be taxable to the Company's shareholders and the cash paid to them pursuant to the Offer or the Merger could be used to satisfy any tax liability resulting from the Offer or the Merger;

          - that the Merger Agreement permits the Board to withdraw or modify its recommendation of the Transaction to the extent that the Board determines in good faith after consultation with legal counsel that the failure to withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable law;

          - that the Merger Agreement permits the Company to participate in discussions or negotiations with, or furnish information to, any person that delivers a Company Takeover Proposal (as defined in the Offer to Purchase) that, in the good faith judgment of the Board, is a Superior Company Proposal and in the good faith judgment of the Board after consultation with legal counsel, the failure to respond to such Company Takeover Proposal would be inconsistent with the Board's fiduciary duties;

          - that the Merger Agreement permits the Company to terminate the Merger Agreement if the Company enters into an agreement with respect to a Superior Company Proposal under the circumstances contemplated thereby, provided that the Company pay the Parent a $1,250,000 termination fee;

          - that the Shareholders and Stock Option Agreements terminate upon termination of the Merger Agreement;

          - that neither the commencement nor the consummation of the Offer is subject to the Parent's ability to secure financing commitments; and

          - the likelihood of obtaining required regulatory approvals.

     The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the Transaction, the members of the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company's management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

     The Board recognized that, while the Transaction gives the Company's shareholders the opportunity to realize a premium over the price at which the shares of Common Stock were traded prior to the public announcement of the Transaction, adopting the Merger Agreement would eliminate the opportunity for the Company's shareholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee and expense reimbursement were reflected in the $4.00 per share price offered by Parent in the Offer, and that termination fee provision is customary in transactions of this type.

INTENT TO TENDER

     To the best of the Company's knowledge, each executive officer, director, affiliate or subsidiary of the Company who owns shares of Common Stock intends to tender all issued and outstanding shares of Common Stock held of record or beneficially owned by such person to Purchaser in the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company has retained Raymond James to act as its exclusive financial advisor in connection with the Transaction. Pursuant to the terms of Raymond James' engagement, the Company has agreed to pay $150,000 upon the delivery of Raymond James' fairness opinion, which opinion was first delivered by Raymond James on June 4, 2002. In addition, upon consummation of the Transaction, the Company has agreed to pay to Raymond James a fee equal to .89% of the Consideration (as hereinafter defined) to be paid in the Transaction up to $45 million, plus 1.5% of Consideration paid in excess of $45 million, less the $50,000 retainer already paid. Consideration includes the value of all cash, securities, and other property or assets paid or payable or received, including debt, liabilities, and obligations which are assumed in connection with the Transaction. The Company has also agreed to reimburse Raymond James for reasonable out-of-pocket expenses (including legal fees) incurred by Raymond James in connection with the engagement, such expenses not to exceed $15,000 without prior approval from the Company, and to indemnify Raymond James against certain liabilities arising out of the Raymond James engagement. Raymond James or its affiliates may maintain relationships with the Company, Parent and their respective affiliates. Neither the Company nor any person acting on its behalf has employed, retained, or compensated any other person to makes solicitations or recommendations to shareholders on its behalf concerning the Transactions.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Other than (i) the exercise by C. Shelton James, the Company's Chief Executive Officer, of 15,000 options on April 4, 2002, and 10,000 options on June 5, 2002, each at an exercise price of $1.67 per share, and (ii) the exercise by Paul Cozza, the Company's Vice President of Sales and Director of National Sales, of 200,775 options on June 5, 2002 and 17,383 options on June 10, 2002, each at an exercise price of $.13 per share, no transactions in the Company's Common Stock have been effected during the past 60 days by the Company or its subsidiaries, or to the best knowledge of the Company, by any executive officer, director, or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement and the Offer to Purchase, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

          - a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

          - any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

          - any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

          - any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

ANTI-TAKEOVER STATUTE

     Based on the approval of the Merger Agreement, the Merger, and the Offer by the Board of Directors of the Company, the Company does not believe that any state anti-takeover statute or similar laws purport to apply to the Offer or the Merger.

FINANCIAL FORECASTS

     The Company provided to Parent certain non-public business and financial information in connection with its analysis of the Company. The summary description of this information in Section 8 -- "Certain Information Concerning the Company" of the Offer to Purchase is filed herewith as Exhibit (a)(1) and incorporated herein by reference.

MERGER PROVISIONS

     Under Section 607.1104 of the BCA, if Purchaser acquires, pursuant to the Offer or otherwise, at least 80% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if Purchaser does not acquire at least 80% of the outstanding shares of Common Stock pursuant to the Offer or otherwise, a vote or the written consent of the Company's shareholders is required under Florida law, and a significantly longer period of time will be required to effect the Merger.

REGULATORY APPROVALS

     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable to the Offer, the purchase of shares of Common Stock in the Offer may be consummated after the expiration or termination of the applicable waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission. The more detailed discussion of regulatory approvals in
Section 15 -- "Certain Legal Matters " of the Offer to Purchase filed herewith as Exhibit (a)(1) is incorporated herein by reference.

ITEM 9.  EXHIBITS

     The following Exhibits are filed herewith:

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)   Offer to Purchase dated June 18, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser's Tender
         Offer Statement on Schedule TO, filed by Parent and
         Purchaser with respect to the Company on June 18, 2002 (the
         "Schedule TO")).

(a)(2)   Opinion of Raymond James & Associates, Inc. dated June 10,
         2002 (included as Annex A to this Statement).

(a)(3) Joint Press Release, dated June 11, 2002, regarding the proposed transaction between the Company, Purchaser and Parent (incorporated herein by reference to the Schedule
         14D-9C filed by the Company with the Securities and Exchange
         Commission on June 11, 2002).

(a)(4) Letter to Company customers issued by the Company on or about June 11, 2002 (incorporated herein by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on June 11, 2002).

(a)(5) Key messages regarding the Transaction (incorporated herein by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on June 11,
         2002).

(a)(6)   Email from the Company's Chief Executive Officer to all
         Company employees (incorporated herein by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on June 11, 2002).

(e)(1) Agreement and Plan of Merger dated as of June 10, 2002 by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange
         Commission on June 18, 2002).

(e)(2)   Shareholders Agreement dated as of June 10, 2002 among
         Parent, Purchaser, the Company, Joseph Collard, James
         Robertson, the J.W.C. Limited Partnership and the J.F.R.
         Limited Partnership (incorporated by reference to Exhibit
         (d)(3) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on June 18, 2002).

(e)(3)   Stock Option Agreement dated as of June 10, 2002 between
         Parent and the Company (incorporated by reference to Exhibit
         (d)(4) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on June 18, 2002).

(e)(4) Noncompetition Agreement dated February 28, 2002, by and among Parent, the Company and Joseph W. Collard
         (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO, filed by Parent and Purchaser with respect to the Company on June 18, 2002).

(e)(5)   Noncompetition Agreement dated June 10, 2002, by and among
         Parent, the Company and James F. Robertson (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO, filed by Parent and Purchaser with respect to the Company on June 18, 2002).

(e)(6)   Noncompetition Agreement dated June 10, 2002, by and among
         Parent, the Company and C. Shelton James (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO, filed by Parent and Purchaser with respect to the Company on June 18, 2002).

(e)(7)   Noncompetition Agreement dated June 10, 2002, by and among
         Parent, the Company and Andrew C. Hill (incorporated herein by reference to Exhibit (d)(8) to the Schedule TO, filed by Parent and Purchaser with respect to the Company on June 18,
         2002).

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(e)(8)   The Company's Long Term Incentive Plan (incorporated by
         reference to the Company's Registration Statement on Form
         S-1 (File No. 333-50803), as amended, filed with the
         Securities and Exchange Commission on April 23, 1998, and
         incorporated herein by reference.)

(e)(9) Nondisclosure and Nonsolicitation Agreement dated as of December 14, 2001 between Parent and the Company
         (incorporated by reference to Exhibit (d)(2) to the Schedule
         TO filed by Parent and Purchaser with the Securities and Exchange Commission on June 18, 2002).

(e)(10)  Amendment to Employment Agreement between the Company and
         Andrew C. Hill dated May 2, 2002.

(e)(11)  Rule 14f-1 Information Statement of the Company, dated June
         18, 2002 (included as Annex B to this Statement).

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                            TECHNISOURCE, INC.

                                            By: /s/ C. SHELTON JAMES
                                                -------------------------------
                                                Name: C. Shelton James
                                                Title: Chief Executive Officer

Dated: June 17, 2002

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)   Offer to Purchase dated June 18, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser's Tender
         Offer Statement on Schedule TO, filed by Parent and
         Purchaser with respect to the Company on June 18, 2002 (the
         "Schedule TO")).

(a)(2)   Opinion of Raymond James & Associates, Inc. dated June 10,
         2002 (included as Annex A to this Statement).

(a)(3) Joint Press Release, dated June 11, 2002, regarding the proposed transaction between the Company, Purchaser and Parent (incorporated herein by reference to the Schedule
         14D-9C filed by the Company with the Securities and Exchange
         Commission on June 11, 2002).

(a)(4) Letter to Company customers issued by the Company on or about June 11, 2002 (incorporated herein by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on June 11, 2002).

(a)(5) Key messages regarding the Transaction (incorporated herein by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on June 11,
         2002).

(a)(6)   Email from the Company's Chief Executive Officer to all
         Company employees (incorporated herein by reference to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on June 11, 2002).

(e)(1) Agreement and Plan of Merger dated as of June 10, 2002 by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange
         Commission on June 18, 2002).

(e)(2)   Shareholders Agreement dated as of June 10, 2002 among
         Parent, Purchaser, the Company, Joseph Collard, James
         Robertson, the J.W.C. Limited Partnership and the J.F.R.
         Limited Partnership (incorporated by reference to Exhibit
         (d)(3) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on June 18, 2002).

(e)(3)   Stock Option Agreement dated as of June 10, 2002 between
         Parent and the Company (incorporated by reference to Exhibit
         (d)(4) to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on June 18, 2002).

(e)(4) Noncompetition Agreement dated February 28, 2002, by and among Parent, the Company and Joseph W. Collard
         (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO, filed by Parent and Purchaser with respect to the Company on June 18, 2002).

(e)(5)   Noncompetition Agreement dated June 10, 2002, by and among
         Parent, the Company and James F. Robertson (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO, filed by Parent and Purchaser with respect to the Company on June 18, 2002).

(e)(6)   Noncompetition Agreement dated June 10, 2002, by and among
         Parent, the Company and C. Shelton James (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO, filed by Parent and Purchaser with respect to the Company on June 18, 2002).

(e)(7)   Noncompetition Agreement dated June 10, 2002, by and among
         Parent, the Company and Andrew C. Hill (incorporated herein by reference to Exhibit (d)(8) to the Schedule TO, filed by Parent and Purchaser with respect to the Company on June 18,
         2002).

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(e)(8)   The Company's Long Term Incentive Plan (incorporated by
         reference to the Company's Registration Statement on Form
         S-1 (File No. 333-50803), as amended, filed with the
         Securities and Exchange Commission on April 23, 1998, and
         incorporated herein by reference.)

(e)(9) Nondisclosure and Nonsolicitation Agreement dated as of December 14, 2001 between Parent and the Company
         (incorporated by reference to Exhibit (d)(2) to the Schedule
         TO filed by Parent and Purchaser with the Securities and Exchange Commission on June 18, 2002).

(e)(10)  Amendment to Employment Agreement between the Company and
         Andrew C. Hill dated May 2, 2002.

(e)(11)  Rule 14f-1 Information Statement of the Company, dated June
         18, 2002 (included as Annex B to this Statement).

                                                                         ANNEX A

June 10, 2002

Board of Directors
Technisource, Inc.
1901 West Cypress Creek Road
Suite 200
Fort Lauderdale, FL 33309

Members of the Board:

     We understand that Technisource, Inc. ("Technisource" or the "Company") proposes to enter into an Agreement and Plan of Merger, dated as of June 10, 2002 (the "Agreement"), among IM Acquisition, Inc. ("IntelliMark"), Citrus Acquisition Corp., a wholly-owned subsidiary of IntelliMark ("Sub"), and Technisource pursuant to which, among other things: (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Technisource ("Technisource Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $4.00 per share, net to the seller in cash (the "Cash Consideration"); and (ii) subsequent to the Tender Offer, Sub will be merged with and into IntelliMark (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Technisource Common Stock not previously tendered will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, to the independent holders of Technisource Common Stock of the Cash Consideration to be received by such holders in the Transaction.

     In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have, among other things:

          1. reviewed the financial terms and conditions contained in the June 10, 2002 draft of the Agreement (and assumed the final form of the Agreement would not vary in any respect material to our analysis);

          2. reviewed the audited financial statements of the Company as of and for the years ended December 31, 1999, December 31, 2000 and December 31, 2001, and the unaudited financial statements as of and for the periods ended March 31, 2001 and March 31, 2002;

          3. reviewed the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as well as the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

          4. reviewed multiyear financial projections prepared by the management team of Technisource;

          5. discussed the financial condition and prospects of the Company with members of the senior management of the Company;

          6. reviewed the historical market prices and trading activity of the common stock of the Company;

          7. compared the financial performance and market data of the Company with that of certain other publicly held companies that we considered comparable to the Company;

          8. reviewed financial and operating information concerning actual and proposed business combinations that we considered comparable in whole or in part to the Transaction; and

          9. reviewed certain other information deemed by us to be relevant for purposes of our opinion.

     We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the

Board of Directors
Technisource, Inc.
June 10, 2002
Page 2

best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

     Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of June 10, 2002, and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

     We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Transaction. Although we assisted in the negotiating process, we did not structure the Transaction or negotiate the final terms of the Agreement. Our opinion is limited to the fairness, from a financial point of view, of the Transaction to the independent holders of Technisource Common Stock. We express no opinion as to the fairness of the Transaction to Messrs. Joseph W. Collard and James F. Robertson, each of whom owns a substantial portion of Technisource Common Stock. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction.

     In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of: (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the common stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (v) the general condition of the securities markets; and
(vi) such other factors as were deemed appropriate.

     In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

     Raymond James & Associates, Inc. ("Raymond James") is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, which fee is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

     In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Transaction and does not constitute a recommendation to any stockholder of Technisource as to whether such stockholder should tender shares of Technisource Common Stock in the Tender Offer or as to any other actions to be taken by stockholders in connection with the Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James

Board of Directors
Technisource, Inc.
June 10, 2002
Page 3

to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

     Based upon and subject to the foregoing, it is our opinion that, as of June 10, 2002, the Cash Consideration to be received by the independent holders of Technisource Common Stock in the Transaction is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          RAYMOND JAMES & ASSOCIATES, INC.

                                                                         ANNEX B

                               TECHNISOURCE, INC.
                          1901 West Cypress Creek Road
                                   Suite 202
                         Ft. Lauderdale, Florida 33309

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 18, 2002 as part of the Solicitation / Recommendation Statement on Schedule 14D-9 (the "Statement") of Technisource, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by IM Merger Corp. ("Purchaser"), to four seats on the board of directors of the Company (the "Board" or the "Board of Directors"). On June 10, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and IM Acquisition, Inc., a Delaware corporation and Purchaser's parent company ("Parent"), pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), at a price per share of $4.00 net to the seller in cash (the "Offer Price") upon the terms and conditions set forth in Purchaser's Offer to Purchase (the "Offer to Purchase"), dated June 18, 2002, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Parent with the United States Securities and Exchange Commission (the "SEC") on June 18, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Florida law, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock that are owned by Parent, Purchaser, any of their respective subsidiaries, and the Company or its subsidiaries) will be converted into the right to receive the Offer Price.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the SEC on June 18, 2002 and which is being mailed to shareholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 18, 2002. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 16, 2002, unless extended by Purchaser.

GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. Each share of Common Stock is entitled to one vote.

As of June 17, 2002, there were 10,406,633 shares of Common Stock outstanding, of which Parent and Purchaser own no shares.

RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

THE BOARD OF DIRECTORS OF THE COMPANY

     Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, as soon as practicable following the first acceptance for payment, and payment by, the Purchaser for any Shares of the Company Common Stock pursuant to the Offer, (i) all of the current directors of the Company except C. Shelton James, will resign; and (ii) the Purchaser will be entitled to designate four directors to the Board (the "Purchaser Designees).

     Purchaser has informed the Company that it has chosen Stephen Bova, age 55, Kim Davis, age 48, Michael Eisenson, age 46, and Brandon White, age 29, as its Purchaser Designees, each of whom is currently a director or executive officer of Purchaser, Parent or IntelliMark Holdings, Inc. ("IntelliMark") and is listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to shareholders of the Company. The information provided by Parent and Purchaser with respect to such individuals in Schedule I is hereby incorporated by reference. Parent and Purchaser have informed the Company that each of such individuals has consented to act as a director of the Company.

     Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Parent and Purchaser, none of the executive officers and directors of Purchaser and none of the executive officers of Parent or IntelliMark (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Parent and Purchaser, except for Shares which may be deemed to be beneficially owned by Parent or Purchaser by virtue of the Shareholder Agreements among the Company, Parent, Purchaser and certain shareholders of the Company or pursuant to the Stock Option Agreement between Parent and the Company, none of Purchaser's directors or executive officers or Parent's or IntelliMark's executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

     Parent has informed the Company that, to the best of its knowledge, none of the executive officers and directors of Purchaser or executive officers of Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     It is expected that Purchaser's Designees may assume office at any time following the purchase by Purchaser of the Shares pursuant to the Offer, which purchase cannot be earlier than July 17, 2002, and that, upon assuming office, Purchaser's Designees will thereafter constitute at least two-thirds of the Board.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

     The Board of Directors is currently composed of five directors. The following information concerns the current directors of the Company:

     C. Shelton James, age 62, has been a director of the Company since October 8, 1998 and was appointed as the Company's Interim Chief Executive Officer on December 6, 2001. Mr. James served as Chief Executive Officer from May 1991 to October 1999, and Chairman of the Board from May 1991 until February 2000 of Elcotel, Inc., a public company that manufactures telecommunications equipment. Mr. James served as the Chief Executive Officer of Cyberguard Corporation from August 1998 to March 1999. Mr. James was also President of Fundamental Management Corporation, an investment management firm specializing in small capitalization companies from April 1994 until June 1999 and a director from 1991 until February 2000. Prior to that, Mr. James was Executive Vice President of Gould, Inc., a diversified electronics company, and President of Gould's Computer Systems Division. Mr. James is a director of CSPI, DRS Technologies, and Concurrent Computer Corporation.

     James F. Robertson, age 41, a founder of the Company, serves as its President, Chief Operating Officer and Secretary, and has served as a director since the formation of the Company in March 1987. Prior to 1987, he worked as a software engineer and consultant on a number of projects for, among others, AlliedSignal, General Dynamics, Honeywell, Lear Siegler and United Technologies.

     Joseph W. Collard, age 45, a founder of the Company, serves as its Chairman of the Board. Mr. Collard served as the Company's Chief Executive Officer from the inception of the Company until December 2001, and has served as a director since the formation of the Company in March 1987. From 1981 to 1987, he served as a computer consultant on a number of projects for, among others, AlliedSignal, Lear Siegler, Mannesmann Demag A.G., General Electric, IBM and Martin Marrieta. Mr. Collard has over 15 years experience in the information technology services industry.

     H. Scott Barrett, age 41, is the Executive Vice President and Chief Information Officer for JM Family Enterprises. Mr. Barrett has been a director of the Company since February 3, 1999. He previously held the position of Senior Vice President and Chief Information Officer of Republic Industries, Inc., President-North American Operations for Blockbuster Entertainment, Inc., and Senior Vice President and Chief Information Officer for Blockbuster Entertainment.

     Paul J. Kinyon, age 43, has been a director of the Company since October 8, 1998. He currently chairs the Compensation Committee and Audit Committee. He is President of Realty Advisors, LLC, a firm that provides real estate financing and asset management services to corporations. Prior to this position, Mr. Kinyon was Vice President in the investment division of AEGON USA, Inc. He holds an MBA in finance and economics from the University of Chicago and a BS from Georgetown University.

EXECUTIVE OFFICERS

     The Company has entered into employment agreements with each of its executive officers. The following information concerns the current executive officers of the Company:

     C. Shelton James, see "Current Directors And Executive
Officers -- Directors"

     James F. Robertson, see "Current Directors And Executive
Officers -- Directors"

     Andrew C. Hill, age 52, joined the Company as its Executive Vice President and Chief Financial Officer in August 2000. Prior to joining the Company, Mr. Hill was employed as Chief Financial Officer for two high growth venture capital backed service companies, and as Vice President, Chief Accounting Officer and board member at Navistar Financial Corporation.

     Paul Cozza, age 39, joined the Company in 1990 and currently serves as its Vice President of Sales and Director of National Sales. He has served the Company as a recruiting professional, an account manager and a regional manager of the Company's Midwest region. Mr. Cozza has over 15 years of sales experience.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table shows certain information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, by each director and nominee for director of the Company, the Chief Executive Officer and each of the other most highly compensated executive officers of the Company, and the directors and executive officers as a group. The following table also sets forth information concerning each person known to the Company as of June 17, 2002 to be the "beneficial owner" (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of more than 5% of the Company's Common Stock. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as described in the notes below, all information in the table and the accompanying footnotes is given as of June 17, 2002 and has been supplied by each of the persons included in the table.

                                                                AMOUNT OF BENEFICIAL
                                                                      OWNERSHIP
                                                                   OF COMMON STOCK
                                                              -------------------------
                                                              TOTAL SHARES
                                                              BENEFICIALLY
                  NAME OF BENEFICIAL OWNER                       OWNED       PERCENTAGE
                  ------------------------                    ------------   ----------
Joseph W. Collard(1)........................................    3,480,081       33.4%
James F. Robertson(2).......................................    3,315,530       31.9%
Paul Cozza(3)...............................................      361,408        3.5%
Andrew C. Hill(4)...........................................      150,000        1.4%
C. Shelton James(5).........................................      222,500        2.1%
Paul J. Kinyon(6)...........................................       43,500          *
H. Scott Barrett(7).........................................       40,000          *
                                                               ----------       ----
All Executive Officers and Directors (7 persons)(8).........    7,613,019       70.2%
                                                               ==========       ====

---------------

 *  Less than 1%.
(1) Includes shares owned by J.W.C. Limited Partnership, of which Mr. Collard is the indirect beneficial owner.
(2) Consists of shares owned by J.F.R. Limited Partnership, of which Mr. Robertson is the indirect beneficial owner.
(3) Includes 3,750 options to purchase shares of the Company's common stock, which are currently exercisable or that vest upon a change in control of the Company.
(4) Consists of 150,000 options to purchase shares of the Company's common stock, which are currently exercisable, will become exercisable within 60 days, or vest upon a change in control of the Company.
(5) Includes 167,500 options to purchase shares of the Company's common stock, which are currently exercisable or that vest upon a change in control of the Company.
(6) Includes 42,500 options to purchase shares of the Company's common stock, which are currently exercisable or that vest upon a change in control of the Company.
(7) Consists of 40,000 options to purchase shares of the Company's common stock, which are currently exercisable or that vest upon a change in control.
(8) Includes 433,750 options to purchase shares of the Company's common stock, which are currently exercisable or that vest upon a change in control of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of the Company's Common Stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than ten-percent beneficial owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the best of the Company's knowledge, based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Section 16(a) forms were required for those persons, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with during the fiscal year ended December 31, 2001.

MEETINGS AND COMPENSATION OF DIRECTORS

     The Board of Directors held ten formal meetings during the fiscal year ended December 31, 2001. All directors attended at least 75% of the total number of meetings of the Board and committees of which they were members. Each director who is a salaried officer or employee of the Company earns no additional compensation for service as a director. Commencing with the 2002 calendar year, each non-employee director, excluding Joseph W. Collard, is entitled to receive a $20,000 annual fee for service as a member of the Board of Directors payable at the commencement of each such year during which the director serves as a member of the Board. In addition, in order to compensate the non-employee directors, other than Joseph W. Collard, for their considerable expenditure of time and effort on behalf of the Company during the past twelve months as the Board has considered strategic alternatives, the Board authorized the payment of a $30,000 fee to each of such non-employee directors effective upon the acceptance by Purchaser for payment of greater than two-thirds of the Company's fully-diluted shares of stock. Non-employee directors also receive a fee of $1,500 for attendance at each meeting of the Board of Directors and $500 for attendance at each meeting of a committee of the Board of Directors. They are also entitled to receive an option to purchase 5,000 shares of Common Stock upon their appointment to the Board of Directors and an option to purchase 2,500 shares of Common Stock annually thereafter, so long as they continue to serve on the Board of Directors. In connection with their service on the Finance Committee of the Board, which was established to consider strategic alternatives for the Company in 2001, each of H. Scott Barrett and Paul J. Kinyon received 25,000 stock options with an exercise price of $1.53 per share, and C. Shelton James, as the Chairman of such committee, received 35,000 stock options with the same exercise price. All of such stock options vest after one year, subject to accelerated vesting upon a change of control of the Company.

BOARD COMPOSITION AND COMMITTEES

     The Board has two current standing committees: the Audit Committee and the Compensation Committee.

AUDIT COMMITTEE

     The current members of the Audit Committee are Paul J. Kinyon and H. Scott Barrett. C. Shelton James served on the Audit Committee until December 2001, when he became the Company's Chief Executive Officer. The functions of the Audit Committee are described in the Audit Committee Charter, which was included as an appendix to the Company's April 30, 2001 Proxy Statement. These functions include among other things reviewing the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent certified public accountants, the scope of other services provided by the Company's independent certified public accountants, proposed changes in the Company's financial accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee also examines and considers other matters relating to the financial affairs and accounting methods of the Company, including selection and retention of the Company's independent certified public accountants. The Audit Committee held four formal meetings during fiscal year 2001.

COMPENSATION COMMITTEE

     The members of the Compensation Committee are Joseph W. Collard, Paul J. Kinyon, and H. Scott Barrett. C. Shelton James served as a member of the Compensation Committee until December 2001, when he became the Company's Chief Executive Officer. Mr. Kinyon is the Chairman of the Compensation Committee. The Compensation Committee is responsible for, among other things, recommending to the Board of Directors the salaries, bonuses and other compensation for the Company's executive officers and establishing such compensation levels for the other officers and employees of the Company. The Compensation Committee is also responsible for administering the Technisource Long-Term Incentive Plan (the "Incentive Plan"), including determining the amount, exercise price, and vesting schedule of stock options awarded under the Incentive Plan. The Compensation Committee held one formal meeting during fiscal year 2001.

     Notwithstanding anything to the contrary, the following report of the Audit Committee, the report of the Compensation Committee under the section entitled "Executive Compensation" and the stock performance graph under the section entitled "Performance Graph" shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE REPORT

     The Audit Committee of the Company is comprised of two directors, both of which are independent directors as defined by the Nasdaq Stock Market listing requirements, and operates under a written charter adopted by the Board of Directors.

     The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2001 with management and with the independent auditors, including matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended.

     The Audit Committee has reviewed the independent auditors' fees for audit and non-audit services for fiscal year 2001. The Audit Committee considered whether such non-audit services are compatible with maintaining independent auditor independence. Such fees were $194,188 for audit services and $40,620 for all other services.

     The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," as amended, and has discussed with the independent auditors their independence.

     Based on its review of the audited financial statements and the various discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with Securities and Exchange Commission.

         Audit Committee:
         H. Scott Barrett
         Paul Kinyon

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     All decisions regarding compensation of the Company's executive officers are subject to the authority of the Compensation Committee. Mr. Collard, the Company's former Chief Executive Officer, is a member of the Compensation Committee. Mr. James, the Company's Interim Chief Executive Officer, was a member of the Compensation Committee until December 2001.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee is responsible for recommending to the Board of Directors the salaries, bonuses and other compensation for the Company's executive officers and will establish such compensation levels for the other officers and employees of the Company. The Compensation Committee is also responsible for administering the Technisource Long-Term Incentive Plan, including, among other things, determining the amount, exercise price and vesting schedule of stock options awarded under the Incentive Plan.

     In determining the compensation of the Company's executive officers, the Compensation Committee takes into account all factors that it considers relevant, including business conditions in general and the Company's performance during the year in light of such conditions, the compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. The structure of each executive compensation package is weighted towards incentive forms of compensation so that such executive's interests are aligned with the interests of the shareholders of the Company. The Compensation Committee believes that granting stock options provides an additional incentive to executive officers to continue in the service of the Company and gives them an interest similar to shareholders in the success of the Company. As indicated above, the Company has entered into an employment agreement with Mr. Collard dated as of January 1, 1998, and an employment agreement with Mr. James, dated as of December 7, 2001, under which each of Mr. Collard and Mr. James served as the Chief Executive Officer for part of 2001. Mr. Collard's and Mr. James' compensation is set under the terms of their employment agreements. The Compensation Committee did not award either Mr. James or Mr. Collard any discretionary compensation for acting as the Company's Chief Executive Officer during the 2001 fiscal year.

         Compensation Committee:
         Paul J. Kinyon
         H. Scott Barrett
         Joseph W. Collard

SUMMARY COMPENSATION TABLE

     The following table summarizes the compensation during the fiscal years ended December 31, 2001, 2000, and 1999, earned by the Company's Chief Executive Officer and the four other highest paid executive officers of the Company during 2001 (collectively the "Named Executive Officers").

                                                                                          LONG TERM COMPENSATION
                                                                                  ---------------------------------------
                                                ANNUAL COMPENSATION                        AWARDS               PAYOUTS
                                    -------------------------------------------   ------------------------     ----------
                                                                                                SECURITIES
                                                                   OTHER          RESTRICTED    UNDERLYING
                                                                   ANNUAL            STOCK       OPTIONS/         LTIP
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)     BONUS($)   COMPENSATION($)(2)   AWARD(S)($)    SARs(#)       PAYOUTS($)
---------------------------  ----   ---------     --------   ------------------   -----------   ----------     ----------
C. Shelton James...........  2001      8,400           --             --               --        187,500(4)        --
  Interim CEO

Joseph W. Collard..........  2001    170,000           --             --               --             --           --
  Former CEO, Chairman       2000    170,000           --             --               --             --           --
                             1999    170,400           --             --               --             --           --

James F. Robertson.........  2001    160,000           --             --               --             --           --
  President and COO          2000    160,000           --             --               --             --           --
                             1999    160,400           --             --               --             --           --

Andrew C. Hill.............  2001    175,127           --          7,200               --         25,000           --
  Executive Vice             2000     65,385(1)    40,000          3,000               --        150,000           --
  President and CFO

Paul Cozza.................  2001    175,000       75,000          3,900               --             --           --
  VP and Director            2000    175,000       75,000          3,900               --         25,000           --
  of National Sales          1999    175,150      143,378             --               --         20,000           --


                                 ALL OTHER
NAME AND PRINCIPAL POSITION  COMPENSATION(3)($)
---------------------------  ------------------
C. Shelton James...........            --
  Interim CEO

Joseph W. Collard..........        18,735
  Former CEO, Chairman                500
                                      500

James F. Robertson.........        18,337
  President and COO                   500
                                      500

Andrew C. Hill.............        12,941
  Executive Vice                   14,037
  President and CFO

Paul Cozza.................        10,780
  VP and Director                      --
  of National Sales                    --

---------------

(1) This amount reflects the amount paid to Mr. Hill from July 28, 2000 until December 31, 2000. Mr. Hill's base salary was $170,000 during that period.
(2) Consists of an auto allowance paid to Mr. Hill and Mr. Cozza.
(3) Consists of insurance premiums and accountant's fees paid by the Company for Mr. Collard and Mr. Robertson. Also includes insurance premiums paid by the Company for Mr. Hill and Mr. Cozza plus temporary housing expenses reimbursed to Mr. Hill.
(4) Includes 37,500 options that were granted while Mr. James served as a Director of the Company.

OPTIONS/SAR GRANTS TABLE

     The following table sets forth option grants to the Named Executive Officers during the year ended December 31, 2001:

                                                                   INDIVIDUAL GRANTS
                                         ----------------------------------------------------------------------
                                             NUMBER OF
                                             SECURITIES        % OF TOTAL OPTIONS     EXERCISE OR                 GRANT DATE
                                         UNDERLYING OPTIONS   GRANTED TO EMPLOYEES    BASE PRICE     EXPIRATION     PRESENT
                 NAME                      GRANTED(#)(1)         IN FISCAL YEAR      ($/SHARE)(2)       DATE      VALUE($)(3)
                 ----                    ------------------   --------------------   -------------   ----------   -----------
Andrew C. Hill.........................        25,000                  7.3%              1.51         08/17/11       $0.84
C. Shelton James.......................         2,500                    *               1.47         05/31/11       $0.81
                                               35,000                 10.2%              1.51         08/17/11       $0.84
                                              150,000                 43.9%              1.67         12/06/11       $0.92

---------------

 * Less than 1% of total options granted during the year ended December 31, 2001.
(1) For 2001, all options awarded to the Named Executive Officers by the Compensation Committee were long-term incentive awards granted on various dates in 2001. Each executive officer's options will vest ratably over 4 years. Like all options granted in 2001, vesting is accelerated upon death or permanent disability. Certain options granted to the Named Executive Officers will have accelerated vesting upon a change in control. Generally, all of the executive officers' options will expire 10 years from the date of grant or earlier if employment terminates.
(2) The exercise price per share is the fair market value of the common stock on the date of grant. This is the closing price of the Technisource, Inc. common stock on the NASDAQ National Market on the date of grant.
(3) These values were calculated using the Black-Scholes stock option-pricing model. The model, as applied, uses the grant date and the fair market value on that date of as discussed above. The model also assumes (a) a risk-free rate of return of 5% (which was the yield on a U.S. Treasury Strip zero coupon bond with a maturity that approximates the term of the option), (b) a stock price volatility of 59%, (c) a constant dividend yield of 0%, and (d) an exercise date, on average, of 5 years after grant. The model was not adjusted for non-transferability, risk of forfeiture, or vesting restrictions. The actual value (if any) an executive officer receives from a stock option will depend upon the amount by which the market price of the Technisource, Inc. common stock exceeds the exercise price of the option on the date of exercise. There can be no assurance that the amount stated as "Grant Date Present Value" will actually be realized.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

     The following table provides information about the number of aggregated option exercises during the last fiscal year and value of options held by the Named Executive Officers at December 31, 2001:

                                                              NUMBER OF SECURITIES
                                                                   UNDERLYING                VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS
                                SHARES                          FISCAL YEAR-END            AT FISCAL YEAR-END($)(1)
                              ACQUIRED ON      VALUE      ----------------------------   ----------------------------
                              EXERCISE(#)   REALIZED($)   EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                              -----------   -----------   -----------    -------------   -----------    -------------
Paul Cozza..................       --            --         236,908          27,250       $357,779              --
Andrew C. Hill..............       --            --          37,499         137,501             --         $ 6,500
C. Shelton James............       --            --          52,500         150,000       $  3,750         $21,100

---------------

(1) The option value is based on the difference between the fair market value of the shares on December 31, 2001, which was $1.77 per share, and the option exercise price per share, multiplied by the number of shares of common stock subject to the option.

401(k) PLAN

     The Company maintains a 401(k) defined contribution plan (the "401(k) Plan"). All employees of the Company are eligible to participate in the 401(k) Plan, pursuant to which each participant may contribute up to 15.0% of eligible compensation (up to statutorily prescribed annual limits). The Company may at its discretion match contributions made by employees to the 401(k) Plan. All amounts contributed by the employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

LONG-TERM INCENTIVE PLAN

     The Incentive Plan became effective January 1, 1998. The Incentive Plan provides for awards consisting of grants of discretionary stock options, formula stock options, IT Professional stock options, stock appreciation rights, restricted stock and performance awards to employees, non-employee directors and other persons who perform services for the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

EXECUTIVE PROMISSORY NOTES

     In April 1999 and on June 5 and June 10, 2002, Paul Cozza, the Company's Vice President of Sales and Director of National Sales, executed and delivered promissory notes in connection with loans from the Company for $208,000, $152,250.81 and $14,427.21, respectively, to satisfy the exercise price and tax withholding in connection with the exercise of stock options for Company stock. The promissory notes bear interest at the rate of five percent (5%) per annum and are secured by a pledge of all of the shares of Company Common Stock held by Mr. Cozza. To date, $178,716.33 in principal remains outstanding on the April 1999 promissory note, and the full balance of the June 5 and June 10, 2002 promissory notes remain outstanding.

     In February 2001, April 2001, and August 2001, Joseph W. Collard, the Company's Chairman of the Board, executed and delivered promissory notes in connection with loans from the Company for $40,000, $10,000, and $10,000, respectively. The promissory notes bear interest at the rate of LIBOR (London Inter-Bank Offered Rate) plus 140 basis points. To date, the full balance of the loans remains outstanding.

     In February 2001 and August 2001, James F. Robertson, the Company's President, executed and delivered promissory notes in connection with loans from the Company for $40,000 and $20,000, respectively. The promissory notes bear interest at the rate of LIBOR (London Inter-Bank Offered Rate) plus 140 basis points. To date, the full balance of the loans remains outstanding.

EMPLOYMENT AGREEMENTS AND SEVERANCE AGREEMENTS

     The Company entered into an employment agreement with C. Shelton James effective as of December 7, 2001 (the "Commencement Date"). Under the agreement, Mr. James serves as the Interim Chief Executive Officer of the Company until a permanent successor can be identified and hired. The agreement shall terminate at the close of business on December 6, 2002, unless earlier terminated for cause, upon the death or disability of Mr. James, or, at the election of Mr. James, and the Board of Directors. The agreement provides that Mr. James receive compensation at the rate of $7,000 per week, beginning on the Commencement Date and ending thirty (30) days after a permanent Chief Executive Officer has commenced full time employment with the Company or following the consummation of a Change of Control. Subject to the occurrence of one of these events, the Company will compensate Mr. James at the rate of $2,250 per week until December 6, 2002. In addition, the Company awarded a total of 150,000 stock options to Mr. James, 25% of which were immediately vested, 25% become vested when a permanent Chief Executive Officer is hired, 25% become vested on December 7, 2002, and 25% become vested on December 7, 2003. In the event of a Change in Control, any unvested portion of the options shall immediately become vested. Mr. James is prohibited from competing with the Company during the term of the agreement and for one year after termination thereof.

     The Company entered into an employment agreement with Joseph W. Collard effective as of January 1, 1998. Under the agreement, Mr. Collard serves as Chief Executive Officer of the Company for a term expiring on January 1, 2003, unless earlier terminated for cause, upon the death or disability of Mr. Collard, or, at the election of Mr. Collard, upon a change in control of the Company. In the event Mr. Collard is terminated without cause or upon a change in control of the Company, in both cases as defined in the agreement, Mr. Collard is entitled to receive as severance compensation his base salary, bonus compensation and annual stock options until the later to occur of the date 36 months after such termination and January 1, 2003. The agreement provides that Mr. Collard receives base annual compensation of $170,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Collard also receives an annual bonus and stock option award in an amount to be determined by the Board of Directors, based upon Mr. Collard's and the Company's performance. The agreement also provides that the Company will provide Mr. Collard with the use of an automobile.

Mr. Collard generally is prohibited from competing with the Company during the term of the agreement and for one year after termination thereof. In December 2001, the Company terminated Mr. Collard's employment as Chief Executive Officer. As a result, the Company continues to make required payments to Mr. Collard under the terms of his employment agreement.

     The Company entered into an employment agreement with James F. Robertson effective as of January 1, 1998. Under the agreement, Mr. Robertson serves as President and Chief Operating Officer of the Company for a term expiring on January 1, 2003, unless earlier terminated for cause, upon the death or disability of Mr. Robertson, or, at the election of Mr. Robertson, upon a change in control of the Company. In the event Mr. Robertson is terminated without cause or upon a change in control of the Company, in both cases as defined in the agreement, Mr. Robertson is entitled to receive as severance compensation his base salary, bonus compensation and annual stock options until the later to occur of the date 36 months after such termination and January 1, 2003. The agreement provides that Mr. Robertson receives base annual compensation of $160,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Robertson also receives an annual bonus and stock option award in an amount to be determined by the Board of Directors based upon Mr. Robertson's and the Company's performance. The agreement also provides that the Company will provide Mr. Robertson with the use of an automobile. Mr. Robertson generally is prohibited from competing with the Company during the term of the agreement and for one year after termination thereof.

     The Company entered into an employment agreement with Andrew C. Hill effective as of July 28, 2000. Under the agreement, Mr. Hill serves as Chief Financial Officer of the Company for a three-year term, unless earlier terminated for cause or upon the death or disability of Mr. Hill. The term of Mr. Hill's employment will be automatically renewed for an additional one-year term unless either Mr. Hill or the Company provides notice of their intention not to renew the agreement. In the event Mr. Hill is terminated without cause, Mr. Hill is entitled to receive as severance compensation his base salary and bonus compensation until the later to occur of the date twelve months after such termination and the end of the term of the agreement. The agreement provides that Mr. Hill will receive base annual compensation of $170,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Mr. Hill's bonus compensation will be 5% of the growth in the Company's earnings without including interest payments and taxes. Mr. Hill received a bonus of $40,000 for 2000. He is prohibited from competing with the Company during the term of the agreement and for one year after termination thereof. On May 2, 2002, the Company entered into an amendment to Mr. Hill's Employment Agreement. Under the amendment, certain restructuring charges incurred by the Company will not be included in the calculation of the growth in the Company's earnings and Mr. Hill's bonus for the 2003 calendar year will be limited to 50% of Mr. Hill's then current base salary. Mr. Hill is also entitled to a $75,000 bonus payment in the event of a change of control of the Company. Following a change of control, if Mr. Hill terminates his employment for good reason or is terminated without cause, Mr. Hill is entitled to receive his base compensation for at least one year and a bonus equal to 50% of his annual rate of base compensation on the date of termination.

     The Company entered into an employment agreement with Paul Cozza effective as of January 1, 1998. Under the agreement, Mr. Cozza serves as Vice President of Sales and Director of National Sales of the Company for a three-year term, unless earlier terminated for cause or upon the death or disability of Mr. Cozza. The term of Mr. Cozza's employment will be automatically renewed for an additional one-year term unless either Mr. Cozza or the Company provides notice of their intention not to renew the agreement. In the event Mr. Cozza is terminated without cause, Mr. Cozza is entitled to receive as severance compensation his base salary, bonus compensation, and annual stock options until the later to occur of the date twelve months after such termination and the end of the term of the agreement. The agreement provides that Mr. Cozza will receive base annual compensation of $175,000 for each year during the term of the agreement, subject to an annual increase in an amount to be determined by the Board of Directors. Under the agreement, Mr. Cozza is eligible to receive an annual stock option grant in an amount to be determined by the Board of Directors based upon Mr. Cozza's and the Company's performance. Mr. Cozza received a bonus of $75,000 for 2000 and 2001. Mr. Cozza is prohibited from competing with the Company during the term agreement and for two years after termination thereof. Mr. Cozza was notified in December 2001 that his employment agreement would not be renewed.

STOCK PERFORMANCE GRAPH

     The graph below compares the total return to shareholders (stock price appreciation/depreciation) for Technisource, Inc. common stock with the comparable returns of two indexes, the NASDAQ National Market (US) and the NASDAQ Computer & Data Processing Services Stocks, since June 25, 1998. The graph assumes that shareholders invested $100.00 in Technisource common stock at the IPO price of $11.00 per share and in each of the indexes on June 25, 1998. Points on the graph represent the performance as of the last business day of each of the years indicated. Comparison of Total Return to Shareholders.

                              (PERFORMANCE GRAPH)

------------------------------------------------------------------------------------
                             6/25/98    12/31/98    12/31/99    12/31/00    12/31/01
------------------------------------------------------------------------------------
 TSRC                        $100.00    $ 89.77     $ 53.41     $ 13.35     $ 16.09
 NASDAQ National Market
  (US)                       $100.00    $119.32     $221.31     $133.46     $105.85
 NASDAQ Computer & Data
  Processing Services        $100.00    $121.98     $238.70     $123.89     $102.79

     If a shareholder invested $100.00 in Technisource common stock on the date the Company's common stock commenced trading on the NASDAQ National Market (June 25, 1998), such shareholder's investment would have decreased to $16.09 by the end of 2001. This compares with a $100.00 investment growing to $105.85 in the NASDAQ Stock Market Index (US) and to $102.79 in the NASDAQ Computer & Data Processing Services Index.